Filed by Destination Maternity Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Destination Maternity Corporation

Commission File No. 0-21196

David Courtright, SVP and Corporate Controller, Destination Maternity

Thank you, operator. Good morning, and welcome to the joint conference call to discuss the combination of Destination Maternity and Orchestra-Premaman, which was announced earlier today. Joining me on the call today are Anthony M. Romano, Destination Maternity’s CEO and President, and Pierre Mestre, Founder and Chairman of Orchestra-Premaman.

Before we begin, I would like to address forward-looking statements that may be discussed on the call. Forward-looking statements involve risks and uncertainties. Actual future performance, outcomes and results may differ materially from those expressed in forward-looking statements. Please refer to the documents filed by Destination Maternity with the SEC and Orchestra-Premaman with the AMF, specifically the most recent financial reports, which identify important risk factors that could cause actual results to differ from those contained in the forward-looking statements. Also, I would like to remind you that today’s call cannot be reproduced in any form, without the express written consent of Destination Maternity and Orchestra Premaman.

In addition, we have posted an investor presentation on both company websites— http://www.destinationmaternitycorp.com and http://corporate.orchestra.fr/en/about-us/the-brand/—with further details regarding this transaction. Given that the transaction has just been announced, we may not be able to answer all questions. More information about the transaction will be included in our proxy materials that will be filed with the SEC.

Finally, we request that callers observe a two question limit during the Q&A portion of our call to allow everyone a chance to participate. If you have additional questions, please rejoin the queue. I will now turn the call over to Anthony M Romano, Destination Maternity’s CEO and President. Tony?

Anthony M. Romano, CEO & President, Destination Maternity

Thank you, David. Good morning, everyone, and thanks for joining us today on short notice to discuss the exciting merger between Destination Maternity and Orchestra-Premaman.

As announced earlier in our press release, the Boards of Directors for both companies have unanimously approved this strategic combination, which will create a leading global provider of maternity apparel, infant and childrenswear, as well as baby hard goods. We are combining two highly complementary businesses, which we expect will expand our growth and profit profile for the benefit of our shareholders, customers and employees.

As outlined in the press release announcing the deal, this stock-for-stock transaction is expected to be tax-free for U.S. federal income tax purposes to Destination Maternity shareholders. With an implied offer price of $7.05 per share, we believe Destination Maternity shareholders are receiving an attractive valuation for the company’s assets, and have the opportunity to participate in the future growth prospects of a powerful new company led by a best-in-class management team. On a pro forma basis, following the closing of the transaction, Destination Maternity shareholders will own approximately 28 percent of the combined company, and Orchestra Premaman shareholders will own approximately 72 percent. We currently expect the transaction to close during mid-2017. Together, the combined company will enjoy significantly greater scale, enhanced financial strength and an expanded platform from which to grow with pro forma revenues of approximately $1.1 billion, benefiting our customers with a significantly expanded product offering that will meet all of their maternity and early childhood needs made available across multiple channels and geographies.

In addition to the increased diversity of our revenue and profit stream, the sharing of best practices should enable us to better navigate the ever-changing retail landscape. We have spent considerable time and energy analyzing the competitive strengths of both companies and expect to not only capitalize on the significant growth opportunities in front of us, but also benefit from transferring successful strategies and best practices across our combined enterprise. Overall, we feel very good about the immediate and long-term value creation opportunities that will be achieved through the greater financial strength and flexibility, increased scale, and cost synergies this transaction affords. With that said, I want to take a moment to outline the strategic rationale for this transaction:

•	This merger will clearly establish Orchestra-Premaman as one of the world’s largest specialty providers of maternity apparel, infant and childrenswear, as well as baby hard goods. For Destination Maternity, the result is a stronger enterprise with enhanced offerings, a more diverse product portfolio, greatly expanded customer connectivity and increased market penetration. Importantly, combining our portfolio of brands will grow the lifetime value of our customer base by expanding our customer relationship from months into years, creating significant cross selling opportunities and diversification of sales by product, channel and geography.

•	Merging with Orchestra-Premaman also offers greater distribution and sourcing capabilities. Orchestra-Premaman has a highly efficient direct sourcing network with over 15 years of experience, which includes 6 buying offices, which will allow us to realize anticipated annual cost synergies of $15 million to $20 million within 3 years of closing. These savings will be a big driver of sustainable long-term value creation.

•	The combination also provides an unparalleled international growth platform. Orchestra-Premaman’s expansive global footprint of more than 560 stores, the vast majority of which are located in Europe, Africa and Asia, provide Destination Maternity with the infrastructure necessary to expand our brand awareness outside of North America. Conversely, Destination Maternity’s state-of-the-art retail infrastructure and network of U.S. retail locations provides a platform to facilitate and accelerate Orchestra-Premaman’s entrance into the world’s largest and most profitable children’s market.

•	In addition to providing our shareholders with compelling value for their investment, as well as the option to participate the combined company’s upside potential, the combination provides other clear advantages including a more diversified cash flow stream and meaningful opportunities for better near-term and long-term revenue and earnings growth.

•	Put simply, Destination Maternity and Orchestra-Premaman can achieve greater growth and earnings together than they each could stand-alone. Together, we will enjoy enhanced top line growth, a strong balance sheet and significant cash flow from diversified revenue streams.

Finally, this Transaction is expected to be accretive to both margins and EPS when including preliminary run-rate synergies.

We are pleased to bring together our two companies in a way that we believe will create lasting value for all parties involved. I will now turn the call over to Pierre Mestre, Founder and Chairman of Orchestra-Premaman. Pierre?

Pierre Mestre Founder and Chairman, Orchestra-Premaman

Thank you, Tony. And thank you everyone for joining our call today. Because Tony did such a wonderful job outlining why we are so excited about this merger, I will keep my remarks rather concise so we have time to answer your questions.

The merger of our companies fulfills a vision for me today. Together with my wife, Chantal, we founded Orchestra and through the years have enjoyed sustained success as we grew throughout Europe and other continents including Asia and Africa. But, in order to truly become the leading specialty retailer of childrenswear, we knew that one day we would need to enter the U.S., the world’s largest and most profitable childrenswear market. As we conducted our research and became aware of Destination Maternity an idea was conceived. We had learned from our 2012 acquisition of Premaman that introducing maternity apparel to our childrenswear stores was highly complementary and profitable. As we studied Destination Maternity, we came to believe that combining Orchestra-Premaman and Destination Maternity would not only provide a strong platform on which to enter the U.S., but also strengthen Destination Maternity’s prospects by opening our global retail footprint for an improved maternity offering and by leveraging our extensive sourcing network. This deal brings together two global leaders in highly complementary products and geographies that offer a collection of outstanding brands and two workforces that comprise highly talented retail professionals located throughout the U.S. and Europe. And, we are bringing together two distribution channels, each with capacity to support growth without significant additional financial investment. Our merger has the opportunity to create something that is truly unique and powerful. Since founding this company 21 years ago, we have experienced positive sales growth each and every year. We now look to Destination Maternity to be a catalyst in driving the future growth in both of our organizations. Previously, Orchestra had stated standalone goal of achieving $1 billion in sales by 2019. This goal remains, but through this merger, we will achieve that level of sales on a combined basis with Destination Maternity in 2017.

Together, Destination Maternity and Orchestra-Premaman are measurably stronger. Our shareholders will benefit from a unified retail strategy that is focused on customer connectivity and driving strong, consistent revenues streams across different geographies and product categories. With this merger, Destination Maternity and Orchestra-Premaman have the chance to work together to accomplish even greater growth on a global scale. I look forward to working with Destination Maternity team to achieve a seamless integration so we can begin delivering enhanced value upon the closing of the transaction.

Now, let me turn the call back to Tony for some closing remarks. Tony?

Anthony M. Romano, CEO & President, Destination Maternity

Thank you, Pierre. In closing, I want to reiterate that this merger aligns perfectly with our plans to maximize long-term shareholder value, which is why we are so excited to move forward together. In addition to the strategic benefits of our combination that I walked through earlier, our shareholders have the additional opportunity to participate in Orchestra’s current and prospective growth initiatives. We expect the transaction to close mid-2017, so over the next quarters, we will be working diligently with the Orchestra-Premaman team to complete this merger seamlessly, and hit the ground running. We will keep you updated as necessary through filings, and various other documents to assist you in reviewing this merger.

That concludes our prepared remarks. We will now open to your questions.

Operator?

Additional Information

This communication does not constitute an offer to buy or solicitation of any offer to sell securities or a solicitation of any vote or approval. It does not constitute a prospectus or prospectus equivalent document. This communication relates to the proposed business combination between Destination and Orchestra (the “Merger”). The proposed combination will be submitted to Destination’s and Orchestra’s stockholders for their consideration and approval. In connection with the proposed combination, Destination and Orchestra will file relevant materials with (i) the SEC, including an Orchestra registration statement on Form F-4 that will include a proxy statement of Destination and a prospectus of Orchestra, and (ii) the Autorité des Marchés Financiers (“AMF”) in France. Destination will mail the proxy statement/prospectus to its stockholders and Orchestra will make the Securities Note and other relevant materials available to its stockholders. This communication is not a substitute for the F-4 registration statement, proxy statement/prospectus, Securities Note (note d’opération), Orchestra’s Registration Document (document de référence) or other document(s) that Destination and/or Orchestra may file with the SEC or the AMF in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ CAREFULLY THE REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC AND THE SECURITIES NOTE AS REGISTERED WITH THE AMF WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT DESTINATION, ORCHESTRA AND THE PROPOSED TRANSACTION. Investors and security holders may obtain free copies of these documents (when they are available) and other related documents filed with the SEC at the SEC’s web site at www.sec.gov, and the related documents filed with the AMF at the AMF’s website at http://www.amf-france.org/. Investors may request copies of the documents filed with the SEC by Destination by directing a request to Destination’s Investor Relations department at Destination Maternity, Attention: Investor Relations, 232 Strawbridge Drive, Moorestown, NJ 08057 or to Destination’s Investor Relations department at 203-682-8225 or by email to DestinationMaternityIR@icrinc.com. Investors may request copies of the documents filed with the AMF or the SEC by Orchestra by directing a request to ACTIFIN, Attention: Stéphane Ruiz or to Stéphane Ruiz at +33 01 56 88 11 15 in France or by email to sruiz@actifin.fr.

Participants in the Solicitation

Destination, Orchestra and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from stockholders in connection with the approval of the Merger and may have direct or indirect interests in the Merger. Information about Orchestra’s directors and executive officers is set forth in Orchestra’s 2015 Registration Document (Document de Référence 2015) filed with the AMF on June 30, 2016 under number R.16-063 (and also available in a convenience English translation version) incorporating its accounts 2015, as the same may be amended, updated or superseded from time to time, which may be obtained free of charge at http://www.orchestra-kazibao.com/informations-financieres/. Information about Destination’s directors and executive officers and their respective interests in Destination by security holdings or otherwise is set forth in Destination’s Proxy Statement on Schedule 14A for its 2016 Annual Meeting of Stockholders, which was filed with the SEC on April 18, 2016, and its Annual Report on Form 10-K for the fiscal year ended January 30, 2016, which was filed with the SEC on April 14, 2016. These documents are available free of charge at the SEC’s website at www.sec.gov and from the “Investors” section of Destination’s website at www.investor.destinationmaternity.com. Additional information regarding the interests of participants in the solicitation of proxies in connection with the Merger will be included in the proxy statement/prospectus and the registration statement that Orchestra will file with the SEC in connection with the solicitation of proxies from Destination’s stockholders to approve the Merger.

Cautionary Statements Related to Forward-Looking Statements

Some of the information in this communication, including the information incorporated by reference, contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). These forward-looking statements involve a number of risks and uncertainties related to operating performance and outlook of Destination and the combined businesses of Destination and Orchestra. following the Merger, as well as other future events and their potential effects on Destination and the combined company that are subject to risks and uncertainties. The following factors, among others, in the future could cause Destination’s or Orchestra’s actual results, performance, achievements or industry results to be materially different from any future results, performance or achievements expressed or implied by these forward-looking statements. These factors include, but are not limited to, statements relating to (i) the possibility that the Merger does not close when expected or at all, or that Destination and Orchestra, in order to achieve governmental and regulatory approvals, may be required to modify aspects of the Merger or to accept conditions that could adversely affect the combined company or the expected benefits of the proposed Merger; (ii) the ability to obtain the requisite Destination and Orchestra stockholder approvals, on the proposed terms and timeframe; (iii) the benefits of the Merger, including future financial and operating results of the combined company, Destination and Orchestra’s plans, objectives, expectations and intentions, and the ability to realize the expected synergies or savings from the proposed Merger in the amounts or in the timeframe anticipated; (iv) the risk that competing offers or acquisition proposals will be made; (v) the ability to integrate Destination’s and Orchestra’s businesses in a timely and cost-efficient manner; (vi) the inherent uncertainty associated with financial projections; (vii) the potential impact of the announcement or closing of the proposed Merger on customer, supplier, employee and other relationships; and (viii) other factors referenced in Destination’s Annual Report on Form 10-K or Orchestra’s Registration Document (document de référence), including those set forth under the caption “Risk Factors.” In addition, these forward-looking statements necessarily depend upon assumptions, estimates and dates that may be incorrect or imprecise and involve known and unknown risks, uncertainties and other factors. Accordingly, any forward-looking statements included in this announcement do not purport to be predictions of future events or circumstances and may not be realized. Forward-looking statements can be identified by, among other things, the use of forward- looking terms such as “believes,” “expects,” “may,” “will,” “should,” “seeks,” “pro forma,” “anticipates,” “intends,” “continues,” “could,” “estimates,” “plans,” “potential,” “predicts,” “goal,” “objective,” or the negative of any of these terms, or comparable terminology, or by discussions of our outlook, plans, goals, strategy or intentions. Forward-looking statements speak only as of the date made. Except as required by applicable law, including the securities laws of the United States and the rules and regulations of the SEC, we assume no obligation to update any of these forward-looking statements to reflect actual results, changes in assumptions or changes in other factors affecting these forward-looking statements.

Nothing contained herein shall be deemed to be a forecast, projection or estimate of the future financial performance of Destination and Orchestra, or the combined company, following the implementation of the proposed Merger or otherwise. No statement in this communication should be interpreted to mean that the earnings per share, profits, margins or cash flows of Destination or the combined company for the current or future financial years would necessarily match or exceed the historical published figures.